EXHIBIT 99.6

August 10, 2023

CONSENT OF WES CARSON

United States Securities and Exchange Commission

I, Wes Carson, P.Eng., Vice President, Mining Operations, Wheaton Precious Metals Corp. (the “Company”), hereby consent to being named as having approved the disclosure of the scientific and technical information relating to production figures contained in the news release of the Company dated August 10, 2023 (the “News Release”) and the Management’s Discussion and Analysis dated August 10, 2023 (the “Management’s Discussion and Analysis”), which have been incorporated by reference into the Company’s Registration Statement on Form F-10 (File No. 333-271239). I hereby confirm that I have read the News Release and the Management’s Discussion and Analysis and have no reason to believe that there are any misrepresentations in the information contained therein that is within my knowledge as a result of the services performed by me in connection with my approval of the disclosure of the scientific and technical information contained in the News Release and the Management’s Discussion and Analysis.

[Signature Appears on Following Page]

Yours truly,

/s/ Wes Carson
Wes Carson, P.Eng.
Vice President, Mining Operations
Wheaton Precious Metals Corp.

[Signature Page to Consent]